Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by DBJ in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥ 108.27 =

US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on June 2, 2005, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$18,750
Fiscal Agent’s fee, including printing and engraving Bonds	236,677
Printing expenses	38,342
Legal fees and expenses	162,827
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	13,012

Total	$469,608